UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35430 / December 23, 2024

In the Matter of

HAMILTON LANE PRIVATE ASSETS FUND
HAMILTON LANE PRIVATE INFRASTRUCTURE FUND
HAMILTON LANE PRIVATE SECONDARY FUND
HAMILTON LANE ADVISORS, L.L.C.
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428

(812-15646)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT GRANTING AN
EXEMPTION FROM SECTION 23(a)(1) OF THE ACT

Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane
Private Secondary Fund and Hamilton Lane Advisors, L.L.C., filed an application on October
18, 2024, and an amendment on November 8, 2024, requesting an order under section 6(c) of
the Investment Company Act of 1940 ("Act") for an exemption from section 23(a)(1) of the Act
to permit certain registered closed-end management investment companies and business
development companies to pay advisory fees in shares of their common stock.

On November 26, 2024, a notice of filing of the application was issued (Investment Company
Act Release No. 35400). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 23(a)(1) of the Act, requested by Applicants (File No. 812-15646), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.